Exhibit 99.1

For Immediate Release	May 20, 2010

TSX: CTQ
NYSE AMEX: ETQ

CRCC-TONGGUAN ADVISES THAT ALL PRC APPROVALS HAVE BEEN OBTAINED

Vancouver, British Columbia – Corriente Resources Inc. (“Corriente”) wishes to advise that it has received written confirmation from CRCC-Tongguan Investment Co., Ltd. (the “Offeror”) that all remaining government approvals required to be obtained in The People’s Republic of China in connection with its offer to purchase all of the outstanding shares of Corriente have been obtained.

The obligation of the Offeror to take up the shares of Corriente deposited under the Offer remains subject to customary closing conditions as set out in the Offer documents, which are available on SEDAR.

The Offer, as previously extended, is scheduled to expire at 5:00 p.m. (Vancouver time) on Friday, May 28, 2010.

“Darryl F Jones”

Darryl F Jones
Chief Financial Officer

Corriente shareholders with procedural questions regarding the deposit of their shares should contact Georgeson Shareholder Communications Canada, Inc., the information agent for the Offeror, at:

North America Toll Free: 1-866-374-0472
Outside North America, Bank and Brokers Call Collect: +1 212-806-6859
Email: gsproxygroup@gscorp.com

Corriente Contact
Dan Carriere, Senior Vice-President
(604) 687-0449

Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the structure and timing of the proposed transaction. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that any condition to the purchasers’ obligations under the offer will not be met or that the acquisition of the Company’s shares will not be completed for any other reason. Although these forward-looking statements are based on the expectations of management as of the date of this news release, we cannot guarantee future results, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com